

December 18, 2014

Via E-mail
Timothy R. Brady
Chief Financial Officer
Dakota Plains Holdings, Inc.
294 Grove Lane East
Wayzata, MN 55391

      Re: **Dakota Plains Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 14, 2014
              File No. 000-53390
              Form 10-Q for the Fiscal Quarter Ended September 30, 2014
              Filed November 10, 2014
              File No. 001-36493

Dear Mr. Brady:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Unaudited Condensed Consolidated Statements of Operations, page 2

1.   We note that your cost of revenue excludes depreciation and amortization expense and that you also present a gross profit subtotal which excludes the effects of these expenses. Please tell us how your presentation complies with the guidance in SAB Topic 11.B or provide revised disclosure which removes the gross profit subtotal and re-labels the costs of sales line item throughout the filing to indicate that it excludes depreciation and amortization.

2.   Please tell us whether each of your business activities including crude oil transloading, sand transloading, marketing of crude oil and related products, and transportation by road of hydrocarbons and materials used or produced in the extraction of hydrocarbons represent distinct operating segments as discussed in FASB 280-10-50-1. If these activities represent operating segments that have been aggregated, please tell us in detail your basis for such aggregation. Refer to FASB 280-10-50-11.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21

3.   Throughout this section, you refer to multiple factors when explaining the change between periods in the reported amounts without indicating the amount attributable to each factor. For example, you indicate general and administrative expenses related to Dakota Plains Holdings, Inc. were less for the three months ended September 30, 2014 in comparison to the three months ended September 30, 2013 due to a decrease in legal fees and a reduction in non-cash related expenses without indicating the amount attributable to each factor. To the extent two or more factors contribute to a material change in the reported amounts, revise the disclosure throughout your MD&A to indicate the amount attributable to each factor. See FRC 501.04 for additional guidance.

4.   In addition, please ensure your results of operations discussion includes sufficient detail of the underlying reasons for increases and/or decreases in the account balances between periods. In the example noted in comment 1, you indicate legal fees decreased as a result of resolving the Canadian portion of the Lac Mégantic litigation; however, you do not explain why non-cash related expenses, specifically share based compensation decreased during the three months ended September 30, 2014. Refer to FRC 501.12.b.4 for additional guidance.

5.   We note the results of the transloading joint venture are now consolidated in the statements of operations for the three and nine months ended September 30, 2014; therefore, certain revenue, income and expense line item amounts are not comparable to the amounts reported in the corresponding preceding periods. Further, we note for purposes of discussing the results of operations for the transloading joint venture you quantify revenues, cost of revenues and net income for the three and nine months ended September 30, 2014 and September 30, 2013. Please include a table that depicts how you derived these amounts from your statements of operations as well as a similar table for the sand joint venture.

6.   We note you do not provide a discussion for all line item amounts that have materially changed between periods. For example we note you have not addressed material changes in interest expense and the income taxes. Please expand your results of operations accordingly to fully comply with Rule 3-03(b) of Regulation S-K. In addition, please

consider the need to discuss your portion of changes in line items impacted by the consolidation of your transloading and sand joint ventures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant